UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For March 23, 2012

Commission File Number 001-14624

RBS Holdings N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as a Company announcement in Amsterdam, The Netherlands on March 23, 2012:

Amsterdam 23 March 2012

RBS Holdings N.V. publishes its 2011 Annual Report

RBS Holdings N.V. today announces the publication of its 2011 Annual Report and Accounts. RBS Holdings N.V. and its banking entity RBS N.V. (‘RBSH Group’) are majority owned by The Royal Bank of Scotland Group plc.

Key financials
	2011	2010
for the year ended 31 December	€m	€m
Total income	3,929	3,872
Profit before impairment losses	1,502	492
Operating (loss)/profit before tax	(263)	425

	2011	2010
at 31 December	€m	€m
Total assets	146,672	200,382
Loans and advances to customers	29,578	44,496
Deposits	86,121	86,890
Equity attributable to controlling interests	3,318	4,948
Capital ratios	– Core Tier 1	8.4%	8.7%
	– Tier 1	12.0%	11.0%
	– Total	17.5%	15.8%

Summary consolidated income statement
	2011	2010
	€m	€m
Net interest income	688	1,427
Fees and commissions receivable	1,039	1,152
Fees and commissions payable	(367)	214
Other non-interest income	2,569	1,079
Non-interest income	3,241	2,445
Total income	3,929	3,872
Operating expenses	(2,427)	(3,380)
Profit before impairment losses	1,502	492
Impairment losses	(1,765)	(67)
Profit /(loss) before tax	(263)	425
Tax charge	(433)	(302)
Profit / (loss) from continuing operations	(696)	123
Profit from discontinued operations, net of tax	40	985
Profit / (loss) for the year	(656)	1,108
Attributable to:
Non-controlling interests	-	(2)
Controlling interests	(656)	1,110

Results of operations in 2011

2011 saw good progress in terms of risk reduction and financial soundness despite a much tougher market environment in which to achieve these goals. Customer service and support was sustained well.

However, RBS Holdings N.V. recorded a loss for the period of €656 million. The loss resulted from significant non-operating items which occurred in 2011 including an impairment loss of €1,463 million in respect of the impairment of Greek government bonds as a result of Greece’s continuing fiscal difficulties. This charge wrote the bonds down to their market price as at 31 December 2011. This loss was partially offset by a gain of €1,290 million on movements in the fair value of own debt, as the volatile market conditions led to a significant widening in RBS N.V.’s credit spreads during the second half of the year.

Net interest income decreased in 2011 principally reflecting the significant changes in the structure of the balance sheet in the Non-Core segment and in Global Banking and Markets (GBM). The decrease in Non-Core was largely as a result of the divestitures of operations in 2010. The decrease in GBM was largely due to transfers of businesses to RBS plc in 2011. In addition, RBS Holdings N.V.’s interest margin was negatively affected by the cost of carrying higher liquidity reserves and central bank balances.

The profit from Non–interest income increased due to a gain of €1,290 million on movements in the fair value of own debt. This was partially offset by lower trading income in 2011 principally reflecting the significant changes in the structure of the balance sheet in Non-Core and GBM as discussed above. In addition, lower results in GBM were seen, reflecting depressed primary market volumes and limited opportunities in the secondary market.

Impairments for 2011 amounted to €1,765 million comprising of an impairment charge of €1,463 million on Greek bonds, as discussed above and commercial loan impairments of €302 million.

Total equity as at the 31 December 2011 was €3.3 billion, a decrease of €1.6 billion compared to 31 December 2010.

The RBS Holdings N.V. 2011 Annual Report and Accounts is available on the RBS website (www.RBS.com).

For further information, please contact

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4414(UK) +31 20 464 1150 (NL)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   23 March 2012

RBS HOLDINGS N.V. (Registrant)

By:	/s/ Pieter van der Harst
	Name:	Pieter van der Harst
	Title:	Chief Financial Officer